February 28, 2019

Reuven Kitov
Chief Executive Officer
Tufin Software Technologies Ltd.
5 Shoham Street
Ramat-Gan 52521, Israel

       Re: Tufin Software Technologies Ltd.
           Draft Registration Statement on Form F-1
           Response dated February 20, 2019
           CIK No. 0001757399

Dear Mr. Kitov:

      We have reviewed your correspondence dated February 20, 2019 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2019 letter.

Response dated February 20, 2019

Consolidated Financial Statements
Note 2. Significant Accounting Policies
j. Revenue Recognition, page F-11

1. We note your response to prior comment 2. Please further explain the following:

           Tell us the nature of the future performance obligations included in the $25,186 thousand as of December 31, 2018. In this regard, describe the type of services that you are contractually obligated to provide in the future for which some level of service has not yet been required to be performed;
           Disclosure on page F-11 states that contract payment terms range between 30 and 120
 Reuven Kitov
Tufin Software Technologies Ltd.
February 28, 2019
Page 2
           days; however, your response indicates payment is due only after some level of services are required to be performed. Explain further what you mean by "payment is due only after some level of services are required to be performed." Clarify, for example, when payment would be due for PCS in year two, when you determine that you have an unconditional right to the consideration, and when you record a receivable for such payments;
           Tell us your consideration of whether these arrangements have a financing component;
           and
           You state that $1,252 thousands of invoices were due as of December 31, 2017.
           Please clarify whether you believe this should be classified in accounts receivable. If so, tell us how you considered the materiality of such amount to total accounts receivable and current deferred revenue. Alternatively, explain why such amounts should continue to be netted against the contract liabilities.
Note 7. Deferred Revenue and Deferred Costs, page F-18

2.     We note your proposed revised disclosures in response to prior comment
3.
       Please disclose the total amount of remaining performance obligations by either providing quantified information in the text that follows the table or clearly labeling the line item in the table that represents your remaining performance obligations.
        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney at
(202) 551-3574 or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions.



                                                            Sincerely,

FirstName LastNameReuven Kitov                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameTufin Software Technologies Ltd.
                                                            and Services
February 28, 2019 Page 2
cc:       Colin Diamond, Esq.
FirstName LastName